UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               Amendment No. 2


                  Under the Securities Exchange Act of 1934


                       MEZZANINE INVESTMENT CORPORATION
                               (Name of Issuer)


                        Common Stock, par value $.001
                        (Title of Class of Securities)


                                 593175 10 2
                                (CUSIP Number)


                               Eric Chess Bronk
                           170 Newport Center Drive
                                  Suite 220
                           Newport Beach, CA  92660
                                (949) 644-0095
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              February 21, 2006
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of paragraphs 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. [ ]

CUSIP No.  593175 10 2

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Eric Chess Bronk

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  _____
     (b)  _____

3.   SEC Use Only

4.   Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship or Place of Organization         United States

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power          111,500(1)
     8.   Shared Voting Power         64,853(2)
     9.   Sole Dispositive Power     861,500
     10.  Shared Dispositive Power    64,853(2)
          (1) The Reporting Person has granted proxies to vote 750,000 shares owned by him and he retains no power to vote these shares.
          (2) These shares are held by a company controlled by the Reporting Person and in a trust for which the Reporting Person is trustee.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     926,353

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     8.1%

14.  Type of Reporting Person (See Instructions)

     IN

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Item 1.   Security and Issuer

     Common stock, par value $.001
     Mezzanine Investment Corporation, a Nevada corporation
     4080 Paradise Road
     Suite 15-168
     Las Vegas, NV  89706

Item 2.    Identity and Background

     (a)  Eric Chess Bronk
     (b)  170 Newport Center Drive
          Suite 220
          Newport Beach, CA  92660
     (c)  Business advisor
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  United States

Item 3.   Source and Amount of Funds or Other Consideration

     The Reporting Person acquired 3,000 shares for services provided in the organization of the Issuer. He purchased 108,500 shares in two offerings for a total of $1,085. On November 14, 2005, the Reporting Person exchanged 1,000,000 shares owned of the Liquid Group, Inc. for shares of the Issuer pursuant to a merger agreement. On February 21, 2006, the Reporting Person gifted 250,000 shares to a trust for his daughter for which he has no voting control.

Item 4.    Purpose of Transaction

     The Reporting Person has no present plan or proposal which would relate to or would result in any of the events listed below:
     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

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     (g)  Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     (a) The Reporting Persons beneficially owns a total of 926,353 shares representing 8.1%.
     (b) The Reporting Person has sole voting power over 111,500 shares and has sole dispositive power over 861,500 shares. He shares voting power over 61,853 shares owned by an entity controlled by him and 3,000 shares owned by a trust for which he is trustee. He has granted a proxy to vote 750,000 shares.
     (c) On February 21, 2006, the Reporting Person gifted 250,000 shares to a trust for his daughter for which he has no voting control.
     (d) The Reporting Person beneficially owns 64,853 shares for which he has voting rights. The entity which owns 61,853 of these shares and the trust which holds 3,000 of the shares both have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.
     (e)  Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Reporting Person is the manager of the entity which owns 61,853 shares over which the Reporting Person has voting control. As the manager of this entity, he has the right pursuant to the operating agreement of the entity to vote these shares. The Reporting Person is also the trustee of a trust which owns 3,000. Pursuant to the terms of the trust agreement, he has the right to vote these shares.

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Item 7.   Material to Be Filed as Exhibits

     The following exhibits are incorporated herein by reference:
                                                                      Date
Ex. No.   Exhibit Description                    Form     File No.    Filed
-------   -------------------                    ----     --------    -----
2.1 &     Agreement of Merger dated August 22,   10-QSB   000-27827   11/21/05
10.1      2005, with The Liquid Group

9.1       Form of Irrevocable Proxy Agreement    10-QSB   000-27827   11/21/05
          between Jason Daggett and the
          shareholders of Liquid Group, with
          schedule


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 24, 2006

/s/ Eric Chess Bronk
Eric Chess Bronk

          Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


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